Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands, except ratios)

	Twenty-Four Weeks Ended
	February 14,	February 9,
	2009	2008
Earnings
Income before income taxes	$390,162	$377,611
Fixed charges	90,908	81,410
Less: Capitalized interest	(423)	(630)

Adjusted earnings	$480,647	$458,391

Fixed charges
Gross interest expense	$64,306	$57,963
Amortization of debt expense	1,240	820
Interest portion of rent expense	25,362	22,627

Total fixed charges	$90,908	$81,410

Ratio of earnings to fixed charges	5.3	5.6

	Fiscal Year Ended August
	2008	2007	2006	2005	2004
	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings
Income before income taxes	$1,007,389	$936,150	$902,036	$873,221	$905,902
Fixed charges	173,311	170,852	156,976	144,930	130,278
Less: Capitalized interest	(1,313)	(1,376)	(1,985)	(1,079)	(813)

Adjusted earnings	$1,179,387	$1,105,626	$1,057,027	$1,017,072	$1,035,367

Fixed charges
Gross interest expense	$120,006	$121,592	$110,568	$102,341	$89,600
Amortization of debt expense	1,837	1,719	1,559	2,343	4,230
Interest portion of rent expense	51,468	47,541	44,849	40,246	36,448

Total fixed charges	$173,311	$170,852	$156,976	$144,930	$130,278

Ratio of earnings to fixed charges	6.8	6.5	6.7	7.0	7.9